UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 14, 2023, Seanergy Maritime Holdings Corp. (the “Company”) entered into an ATM Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc., as sales agent (the “Sales Agent”), pursuant to which the Company may issue and sell, from time to time, through or to the Sales Agent, up to an aggregate of $30 million of its common shares, par value $0.0001 per share (the “Common Shares”).

Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Sales Agreement, dated December 14, 2023, by and between the Company and Sales Agent.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP, relating to the Common Shares.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the Company’s press release dated December 14, 2023 titled “Seanergy Maritime Announces Share Capital Accretion Plan and Open Market Stock Purchases by the CEO.”

This Report on Form 6-K and the exhibits hereto, excluding the statements attributed to the Company’s Chief Executive Officer, are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-257693, 333-253332, 333-238136, 333-237500, 333-166697 and 333-169813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2023

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer